AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

May 1, 2026

To the Directors of

MoA Funds Corporation

320 Park Avenue

New York, NY 10022

Re: Expense Limitation Agreement

Directors:

This Amended and Restated Expense Limitation Agreement, originally made and entered as of November 12, 2015, January 1, 2018, May 1, 2020, May 1, 2025 and July 21, 2025, by Mutual of America Capital Management LLC, a Delaware limited liability company (the “Adviser”), and accepted and agreed to by MoA Funds Corporation, a Maryland corporation, on behalf of each of the undersigned MoA Funds (each, a “Fund”), is hereby amended and restated as of the date set forth above.

1. The Adviser hereby agrees to waive its investment advisory fee and/or reimburse expenses of the Funds to the extent necessary so that the total annual fund operating expenses do not exceed the following annual rates (based on each such Fund’s average daily net assets) (each annual rate, an “Annual Limit”):

MoA Small Cap Equity Index Fund	0.25%
MoA Mid Cap Growth Fund	0.63%
MoA Large Cap Value Index Fund	0.25%
MoA Large Cap Growth Index Fund	0.25%
MoA Catholic Values Index Fund	0.25%
MoA Inflation Focused Bond Fund	0.35%
MoA Clear Passage 2070 Fund	0.15%

2. For the purposes of this agreement, “total annual fund operating expenses” shall consist of all expenses and costs of a Fund not specifically borne by the Adviser or a Fund’s principal underwriter, including the Adviser’s investment advisory fee, but excluding shareholder services fees, taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, acquired fund fees and expenses, any investment-related expenses, and any extraordinary expenses.

3. The effective date of this Agreement shall be May 1, 2026 and shall continue in effect for each succeeding 12-month period, unless modified or terminated in accordance with the provision below.

4. To the extent that the Adviser waives its investment advisory fee and/or reimburses ordinary operating expenses of a Fund to satisfy the Annual Limit set forth in this agreement, the Adviser may seek recoupment from that Fund of a portion or all of such amounts at any time within three years from the date in which such amounts were waived or reimbursed, but only with respect to waivers and/or reimbursements made on or after May 1, 2026. For the avoidance of doubt, the three-year recoupment period does not apply to any fee waivers or reimbursements in place prior to May 1, 2026. Any recoupment shall be permitted if such recoupment can be achieved without exceeding the Annual Limit in effect at the time of the waiver/reimbursement and any Annual Limit in effect at the time of the recoupment.

5. Prior to the expiration of this agreement, as provided for in paragraph one above, the expense limitation arrangements set forth above for the Funds may be terminated by (i) the Board of Directors of MoA Funds Corporation at any time, or (ii) the Adviser upon written notice to MoA Funds Corporation delivered prior to May 1 of a given year, in which case the agreement will terminate as of the May 1 next following delivery of written notice.

Very truly yours, Mutual of America Capital Management LLC

/s/ Joseph R. Gaffoglio
Name: Joseph R. Gaffoglio
Title: President and Chief Executive Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

MoA Small Cap Equity Index Fund	MoA Catholic Values Index Fund
MoA Mid Cap Growth Fund MoA Large Cap Value Index Fund	MoA Inflation Focused Bond Fund MoA 2070 Clear Passage Fund
MoA Large Cap Growth Index Fund

MoA Funds Corporation

By:	/s/ R. Jeffrey Young
Name: R. Jeffrey Young
Title: President and Chief Financial Officer